UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   --------
                                   FORM 6-K
                                   --------

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                April 20, 2006
               Date of Report (Date of Earliest Event Reported)

                         -----------------------------

                           Embotelladora Andina S.A.
            (Exact name of registrant as specified in its charter)
                         Andina Bottling Company, Inc.
                (Translation of Registrant's name into English)

                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                Santiago, Chile
                    (Address of principal executive office)



   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                      Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                           Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                           Yes _______ No ___X____

 Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby
                      furnishing the information to the
  Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                         1934 Yes _______ No ___X____

                         -----------------------------

                       ANDINA BOTTLING CORPORATION, INC.


                              REPORT ON FORM 6-K

     Attached is an English translation of the letter dated April 20, 2006 filed by Andina Bottling Company, Inc. with the Bolsa de Comercio de Santiago and the Superintendencia de Valores y Seguros.

By letter dated April 20, 2006, the Company reported that at the Regular General Shareholders Meeting of Embotelladora Andina S.A., held on
April 19, 2006 (hereinafter the "Meeting"), among other matters, the following was resolved:

1. The distribution of the following amounts as Final Dividend No. 150, on account of the fiscal year ending December 31, 2005: (a) Ch$6.48
     (six pesos and forty-eight cents) per Series A share; and b) Ch$7.128 (seven pesos and one hundred and twenty eight cents) per Series B share. This dividend will be available to shareholders beginning April 27, 2006. Regarding payment of this dividend, the Shareholders Registry will close on April 21, 2006.

2. The distribution of an additional Dividend No. 151 on account of retained earnings: (a)Ch$70.00 (seventy pesos) per Series A share; and
     (b)Ch$77.00 (seventy seven pesos) per Series B share. This dividend will be available to shareholders beginning June 1, 2006. Regarding payment of this dividend, the Shareholders Registry will close on May 26, 2006.

3. The Meeting elected a new company board of directors in separate voting by each series of shares, as follows :


Regular                            Alternate
-------                            ---------
Juan Claro Gonzalez                Ernesto Bertelsen Repetto
Jose Antonio Garces Silva (junior) Patricio Parodi Gil
James Robert Quincey Blakstad      Jorge Hurtado Garreton
Arturo Majlis Albala               Jose Miguel Barros Van Hovell tot Westerflier
Gonzalo Said Handal                Jose Maria Eyzaguirre Baeza
Salvador Said Somavia              Jose Domingo Eluchans Urenda
Heriberto Urzua Sanchez            Pedro Arturo Vicente Molina

For purposes of Article 50-bis, subparagraph 6 of the Chilean Corporation Law, is it stipulated that Mr. Heriberto Urzua Sancheza and his alternate, Mr. Pedro Arturo Vicente Molina, were elected by the Chilean Pension Funds and thus, fulfill the definition of "independent" from the Controlling Shareholder of the Company for Chilean legal purposes.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                        EMBOTELLADORA ANDINA S.A.

                                        By: /s/   Pedro Pellegrini Ripamonti
                                        -----------------------
                                        Name:   Pedro Pellegrini Ripamonti
                                        Title:  Corporate Legal Manager

Santiago, April 20, 2006